Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE
—————————————
LAKE SHORE GOLD CONFIRMS AND EXTENDS S2 FOLD NOSE MINERALIZATION
AT TIMMINS DEPOSIT, CONTINUES EVALUATION OF HIGH-GRADE GOLD
MINERALIZATION SOUTHWEST OF THUNDER CREEK IN 144 GAP

•
Drilling on North Limb of second Timmins Deposit fold nose structure (“S2 Fold Nose”) intersects 12.32 gpt over 9.3 m (including 27.70 gpt over 3.3 m), 5.57 gpt over 11.6 m and 11.72 gpt over 9.7 m (including 28.84 gpt over 1.6 m)

•	Drilling on South Limb of S2 Fold Nose intersects, 12.85 gpt over 5.4 m, 23.7 gpt over 5.0 m, and 7.82 gpt over 3.6 m

•	Drilling below current resources in Footwall and Ultramafic zones intersects new gold mineralization, including 38.56 gpt over 3.1 m, 6.28 gpt over 4.20 m, 14.8 gpt over 4.9 m and 7.10 gpt over 5.5 m

•	Review of geology west of Thunder Creek indicates excellent potential for multiple porphyry intrusions and additional gold mineralization southwest of Thunder Creek along Thunder Creek-144 Trend.

TORONTO, ONTARIO -- (Marketwired – October 21, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from 48 holes totaling 13,916 metres (“m”) of exploration drilling at the Timmins West Mine.  The holes being reported represent the bulk of the 20,000 m exploration program announced in January 2014. 40 holes (9,540 m) were designed to test the S2 Fold Nose, a second fold nose structure similar to the main Timmins Deposit fold nose which hosts most of the Deposit’s existing reserves, as well as depth extensions of the Ultramafic and Footwall zones between the 790 and 1050 m levels. An additional eight widely-spaced holes (4,376 m) were drilled to explore the contact between the Timmins Deposit and Thunder Creek.  All drilling was completed from five main platforms at the Timmins Deposit located on the 750, 790 and 830 levels.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "Today’s results from drilling in the S2 Fold Nose confirm the presence of elevated gold values and identify opportunities for extensions and new areas of gold mineralization.  The S2 Fold Nose is a high potential exploration target with similar characteristics to the Deposit’s main fold nose structure. Intersecting high-grade mineralization in both the North and South limbs of the S2 Fold Nose is very encouraging, with additional drilling now planned for the purpose of proving continuity of the zones in both limbs.

“Today’s results come two weeks after we announced the intersection of wide, high-grade mineralization in the 144 Gap. A review of the geology at Thunder Creek and 144 increasingly suggests that there may be multiple lenses of gold mineralization southwest of Thunder Creek extending into the 144 Gap with the potential for additional deposits further along the Thunder Creek-144 Trend. Considering recent drill results at both Timmins Deposit and Thunder Creek, we are increasingly optimistic about the potential to identify new resources at Timmins West Mine as more work is completed. Given the proximity of new mineralization in the S2 Fold Nose and Thunder Creek to existing mine development (between 100 and 700 m), the Company is planning to establish exploration drifts into these areas as part of a more aggressive underground exploration program.”

Significant intercepts from the North Limb and nose of the S2 Fold Nose include 12.32 grams per tonne (“gpt”) over 9.3 m, including 27.7 gpt over 3.3 m in 830-044, 5.57 gpt over 11.6 m in 750-045 and 11.72 gpt over 9.7 m, including 28.84 gpt over 1.6 m, in 790-056. These results were obtained in areas near the 890 Level along strike of existing resource blocks.

Significant intercepts from the South Limb near the 790 Level include 12.85 gpt over 5.4 m, including 23.50 gpt over 3.0 m, in 790-150, 3.79 over 8.3 m in 790-152, 23.73 gpt over 5.0 m, including 98.40 gpt over 1.0 m, in 790-153, 7.82 over 3.6 m in 790-156 and 4.08 gpt over 4.0 m in 790-158. Most of the holes were drilled on two cross sections east of existing resource blocks with the mineralized zones remaining open to the east.

Drilling below current resource shapes for the Footwall and Ultramafic zones between the 790 and 850 levels also returned significant intersections. Among these intercepts are 6.28 gpt over 4.2 m in 750-013, 38.56 gpt over 3.1 m in 790-089, 14.80 gpt over 4.9 m in 790-114 and 7.10 gpt over 5.50 m in 790-092.

Interpretation of the new data suggests mineralization occurs within a series of lenses surrounding the S2 Fold Nose with variable sizes and grades. Tighter-spaced drilling is planned in order to more fully assess the resource potential of both the North and South limbs.

Eight widely-spaced holes (4,376 m) were also drilled to explore along the contact between the Timmins and Thunder Creek deposits. No significant gold values were intersected from this drilling.

In conjunction with an ongoing surface drill program at the 144 Property, the Company has conducted a review of the geology between the Thunder Creek Deposit and the discovery holes announced 770 metres to the west (see press release issued October 7, 2014). Results of this review indicate that the Thunder Creek Deformation Zone has been offset by local faulting with there being no significant testing below the 700 m level. The review also indicates excellent potential for multiple porphyry intrusions and additional gold mineralization immediately southwest of Thunder Creek along the Thunder Creek-144 Trend. Surface drilling to further evaluate this potential is in progress.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Highway 144 Property is Senior Vice-President Exploration, Eric Kallio, P.Geo. who, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Minerals Preparation facility located either in Sudbury, ON, or to Val d’Or Quebec and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Timmins Deposit - Significant Assay Table- October 2014
Hole #	Easting	Dip	Azimuth	Length	From	To	Width	Grade	Zone
								(gpt)
750 Level
750-013	4636	-42	174	185.7	66.40	70.60	4.20	6.28	FW type Zone
					129.60	131.70	2.10	4.66	UM type Zone
					182.55	184.00	1.45	3.56	UM type Zone
750-014	4636	-49	173	180	73.00	75.30	2.30	6.81	FW 2B Zone
					80.50	84.00	3.50	4.40	FW 2 Zone
					132.60	133.60	1.00	7.91	UM type zone
					161.00	165.50	4.50	2.84	Altered sediments
					170.00	170.40	0.40	28.33	Qtz-tm vein in sediments
750-015	4636	-55	174	201	117.80	120.00	2.20	13.60	UM type Zone
					178.60	178.90	0.30	11.26	Qtz-tm vein in sediments
					192.70	193.80	1.10	9.17	Qtz-tm vein in sediments
					199.00	200.00	1.00	6.00	Altered sediments
750-036	4624	-62	180	321	71.60	77.30	5.70	7.65	FW type Zone
					97.80	98.40	0.60	11.35
					139.80	140.70	0.90	13.16	UM type Zone
					182.60	185.00	2.40	4.72	UM type Zone
					227.50	228.40	0.90	61.70	Qtz-tm vein in sediments
750-043	4636	-64	173	328.2	64.30	67.30	3.00	3.00	FW type
					173.00	175.00	2.00	4.78	new UM Zone
					238.70	239.00	0.30	14.99
					244.00	245.00	1.00	10.36	Altered sediments
					248.00	249.00	1.00	10.61	Altered sediments
750-044	4636	-72	175	351	52.60	54.40	1.80	5.32	FW type
750-045	4636	-80	180	351	156.40	168.00	11.60	5.57	UM type Zone
includes					165.60	168.00	2.40	11.23
790 Hangingwall Drift
790-057	4623	-38	182	326	206.00	208.00	2.00	4.92	UM type Zone

790-056	4623	-30	179	310	140.70	142.40	1.70	3.81	FWtype Zone
					169.30	169.80	0.50	10.90	UM type Zone
					224.30	234.00	9.70	11.72	UM type Zone
includes					226.30	227.90	1.60	28.84
includes					231.00	232.00	1.00	37.50	UM type Zone

Hole #	Easting	Dip	Azimuth	Length	From	To	Width	Grade	Zone
								(gpt)
790-058	4624	-49	167	225	157.80	158.60	0.80	9.24	UM type Zone
					164.40	164.90	0.50	9.60	UM type Zone
790-074ext	4624	-25	171	295	241.50	244.00	2.50	10.81	UM type Zone
includes					241.50	242.00	0.50	43.70
					267.60	268.00	0.40	9.66	UM type Zone
790-076	4624	-11	164	324	137.20	140.70	3.50	8.82	FW2/FW1E Zone
790-092	4624	-38	164	204	165.50	171.00	5.50	7.10	UM type Zone
790-089	4623	-35	175	303	128.30	130.30	2.00	5.73	FW1E Zone
					215.50	218.00	2.50	3.88	UM/sed type Zone
					223.60	224.10	0.50	27.40	UM/sed type Zone
					238.40	241.50	3.10	38.56	UM/sed type Zone
includes					238.40	238.80	0.40	205.00
					250.60	252.60	2.00	3.84	UM/sed type Zone
790-096	4625	-54	180	375	163.50	165.70	2.20	3.87	UM type Zone
790-114	4600	-41	184	327	93.30	98.20	4.90	14.80	FW type
includes					96.00	97.60	1.60	31.73
					166.40	170.50	4.10	3.54	FW type
					212.90	224.00	11.10	2.94	UM type Zone
includes					216.00	220.40	4.40	5.03
					240.70	241.10	0.40	23.10	Qtz-tm vein in sediments
					276.40	278.60	2.20	4.13	UM type Zone
					297.60	303.10	5.50	1.67	UM type Zone
790 S2 Fold Nose Drift
790-098	4620	0	97	117	46.00	50.40	4.40	27.73	S2 Zone
includes					47.00	48.00	1.00	76.10
790-099	4618	0	90	117	57.70	69.70	12.00	5.08	S2 Zone
790-107	4617	-45	90	102	76.50	78.80	2.30	3.05	S2 Zone
790-106	4617	-45	97	126	48.00	51.00	3.00	14.07	S2 Zone
includes					48.40	48.70	0.30	107.00
790-150	4712.5	-35	180	69	43.10	48.50	5.40	12.85	S2 Zone
includes					43.10	45.40	2.30	23.50	S2 Zone
790-152	4725	0	180	57	31.50	39.80	8.30	3.79	S2 Zone
includes					37.10	39.80	2.70	6.66	S2 Zone
790-153	4725	-13	180	54	32.50	37.50	5.00	23.73	S2 Zone
includes					32.50	33.50	1.00	98.40	S2 Zone

Hole #	Easting	Dip	Azimuth	Length	From	To	Width	Grade	Zone
								(gpt)
790-156	4725	18	150	99	47.80	51.40	3.60	7.82	S2 Zone
includes					50.10	51.40	1.30	18.63	S2 Zone
790-158	4725	-18	150	90	50.20	54.20	4.00	4.08	S2 Zone
	830 Ramp cut out
830-042	4551	-40	148	216	76.30	79.40	3.10	3.77	FW1E Zone
					173.00	175.00	2.00	3.55	UM type Zone
830-044	4551	-40	138	176	54.50	55.40	0.90	10.54	FW type Zone
					119.80	122.70	2.90	3.72	UM type Zone
					128.80	138.10	9.30	12.32	UM type Zone
includes					134.80	138.10	3.30	27.70
					145.70	149.50	3.80	2.65	Altered sediments
					155.80	156.30	0.50	16.23	Altered sediments
830-045	4551	-51	139	168	28.00	30.00	2.00	4.58	FW type Zone
					79.90	85.90	6.00	5.18	New UM Zone
					131.00	133.30	2.30	3.79	UM type Zone 2
					139.10	141.10	2.00	12.82	UM type Zone 3
Notes:
1. Holes 790-100 to 105 and 790-110 to 113 returned either low grade or no significant assays.
2. Holes 830-047 to 050 and 830-087 to 090 returned no significant values.
3. Holes 790-140 and 790-141 returned either low grade or no significant assays.
4. All assays are reported uncut.
5. Only drill widths reported at this time.

Figure 1. Timmins Deposit 790 Level Plan (Results from S2 Fold Nose Drilling)

790mL DRILL DRIFT
B
LINE OF SECTION
A
790-114
14.80/4.90
FOOTWALL / ULTRAMAFIC ZONES
790-092
7.10/5.50
750-045
5.57/11.60
830-044
12.32/9.30
790-056
11.72/9.70
NORTH LIMB
S2 FOLD NOSE
790-150
12.85/5.40
790-152
3.79/8.30
790-153
23.73/5.00
790-156
7.82/3.60
790-158
4.08/4.00
SOUTH LIMB
790-076
4.87/16.00
TIMMINS DEPOSIT FOLD NOSE
Legend
Surveyed Excavations
Resource Envelopes
Mined Stopes
Komatiite
Pyroxenite
Mafic Volcanics
Sediments
0 25 50 Meters
Timmins West Mine Grid
*All holes projected vertically to 790 Lv
LAKE SHORE GOLD CORP
TIMMINS MINE
Press Release
790mL
790-140
790-103
790-101
790-102
790-100
790-105
790-098
790-099
790-076
790-157
4500
4600
4700
4800
8100
8000
7900

Figure 2. Cross Section (780 to 1000 m levels) Showing Results of S2 Fold Nose Drilling

A
B
7900
8050
8200
9200
9050
790 LEVEL
965 LEVEL
S2 FOLD NOSE
SOUTH LIMB
NORTH LIMB
FOOTWALL / ULTRAMAFIC ZONES
6.53/1.40
14.80/4.90
3.81/1.70
3.42/1.70
5.18/6.00
38.56/3.10
incl.
205.0/0.40
3.84/2.00
7.10/5.50
11.72/9.70
incl.
37.50/1.00
3.54/4.10
5.03/4.40
12.82/2.00
23.10/0.40
12.32/9.30
incl.
27.70/3.00
4.13/2.20
5.95/1.00
790-060 NSV
790-113 NSV
790-112 NSV
790-111 NSV
790-092
830-045
830-044
790-056
790-089
830-042
790-114
Legend
NSV No Significant Values
Grams Per Tonne Over Meters
New Mineralized Zones
Resource Outline
Mined Out Stopes
Surveyed Excavation
Mafic Volcanics
Sediments
pyroxenite
komatiite
790-056, 790-089, 790-092: Projected from section 4630E.
830-042: Projected from section 4588E.
830-044: Projected from section 4618E.
0
25
50
Meters
LAKE SHORE GOLD CORP.
TIMMINS WEST MINE
SIGNIFICANT DRILL INTERCEPTS
CROSS SECTION LOOKING WEST
Date: October 20, 2014

Figure 3. Gold Mineralization Southwest of Thunder Creek – 765 Level

Thunder Creek Deposit
November 2010
Hole
TC10-85A
8.02/2.0m
January 2013
Hole
HWY-12-40
13.54/2.0m
6.07/3.0m
October 2014 Hole
HWY-14-48
5.37/46.0m
Incl. 21.87/6.0m
And 12.54/4.4m
4.06/5.1m
Incl. 32.30/0.3m
And 21.00/0.4m
5.76/1.2m
3.49/2.4m
420 metres
350 metres
Thunder Creek Stock
Legend
Surveyed Excavations
Diabase
Alteration / Structural Zone
Mafic Volcanics
Porphyry
Sediments
Ultramafics
LAKE SHORE GOLD CORP
THUNDER CREEK
765 LEVEL
0
100
200
Meters
N
3500
3750
4000
4250
4500
4750
7000
6750
6500
6250
6000

Figure 4. 3D View: Thunder Creek – 144 Trend

144SW
144 South
144 North
TC-144 Gap
Thunder Creek
Timmins Deposit
1.6 kms
770 m
Open
HWY-11-28
12.60 gpt/1.3m
1.30 gpt/57.7m
Incl. 4.06 gpt/7.6m
HWY-12-45
2.01 gpt/41.7m
Incl. 14.76 gpt/3.0m
HWY-11-19
1.02/51.65m
Incl.3.28/4.65m.
And 5.14 gpt/3.0m
HWY-12-43
5.10 gpt/3.0m
Incl. 10.35 gpt/1.0m
3.33 gpt/6.9m
And 10.18 gpt/1.7m
HWY-10-85A
8.02 gpt/2.00m
HWY-12-40
13.54 gpt/2.0m
6.07 gpt/3.0m
NEW HOLE
OCTOBER 2014
HWY-14-48
5.37 gpt/46.0m
Incl. 21.87 gpt/6.0m
And 12.54 gpt/4.40m
Exploration Target
1km Lv
Syenite Intrusives
* View looking to northwest